Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

Board of Directors

Sunshine Bancorp, Inc.

Sunshine State Federal Savings and Loan Association

102 West Baker Street

Plant City, FL 33563

Members of the Board:

We hereby consent to the filing of the opinion as an exhibit to the Amended Registration Statement on Form S-1 of the Sunshine Bancorp, Inc., as filed with the SEC with respect to the Conversion, and as an exhibit to the Amended Form AC, Application for Approval of Conversion, as filed with the Office of the Comptroller of the Currency, and Amended Form H-(e)1, as filed with the Board of Governors of the Federal Reserve System (collectively, the “Filings”) with respect to the Conversion. We also consent to the references to our firm in the Prospectus and the Filings, including the section entitled “Experts” in the Sunshine Bancorp, Inc. prospectus.

/s/ Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Tampa, Florida

May 1, 2014